September 14, 2006

Mr. Joseph A. Foti
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-0305

RE:	Franklin Covey Co. (the Company)
Form 10-K for the year ended August 31, 2005
File No. 1-11107
Response to Commission Letter Dated August 17, 2006

Dear Mr. Foti:

This letter is written in response to the Staff’s review of the Company’s Form 10-K for the year ended August 31, 2005 as outlined in the Commission’s letter dated June 26, 2006 and subsequent letters dated July 24, 2006 and August 17, 2006. The Company is providing the following additional information regarding the inclusion of outstanding management common stock loan shares in the denominator of the Company’s Basic EPS calculation. Pursuant to the telephonic discussion with the Staff held on August 23, 2006, the following response is designed to provide the Staff with additional information related to the Company’s determination of the treatment of the management common stock loan shares in its EPS calculations and is being presented in the format requested by the Staff.

Our current fiscal year ends on August 31, 2006 and our deadline for filing our Form 10-K is November 14, 2006. Due to the proximity of our fiscal year end and the corresponding auditing and reporting processes, the Company requests that the Commission consider our filing deadlines as we seek a timely resolution to this matter.

Company Overview

Franklin Covey Co. provides consulting, training, and performance improvement solutions to organizations and individuals in strategy execution, productivity, leadership, sales force effectiveness, effective communications, and other areas. Our products and services are available through professional consulting services, public workshops, retail stores, catalogs, and the Internet. The Company’s historically best-known offerings include the FranklinCovey Planner™ and a suite of individual-effectiveness and leadership-development training products based on the best-selling book The 7 Habits of Highly Effective People. We also offer a range of other training and assessment products to help organizations achieve superior results by focusing and executing on top priorities, building the capability of knowledge workers, and aligning business processes.

The following is selected financial information for the Company as of and for the fiscal periods indicated (in thousands, except per-share data):

	May 27, 2006	August 31, 2005	August 31, 2004
Balance Sheet:
Current assets	$86,989	$105,182	$92,229
Total assets	211,857	233,233	227,625

Total liabilities	91,752	100,407	69,146
Total shareholders’ equity	120,105	132,826	158,479

	Three Quarters Ended May 27, 2006	Fiscal Year Ended August 31, 2005	Fiscal Year Ended August 31, 2004
Income Statement:
Net sales	$213,966	$283,542	$275,434
Gross margin	128,872	168,695	155,801
Income (loss) from operations	13,313	8,943	(9,064)
Net income	13,465	10,186	(10,150)
Income (loss) available to common shareholders	10,013	(5,837)	(18,885)

Weighted average shares outstanding:
Basic	20,234	19,949	19,734
Diluted	20,670	19,949	19,734

Earnings per share:
Basic	$.50	$(.34)	$(.96)
Diluted	.48	(.34)	(.96)

Background Information Regarding the Accounting Issue

During the fiscal year ended August 31, 2000, certain of the Company’s management personnel borrowed funds from an external lender, on a full-recourse basis, to acquire shares of the Company’s common stock. The loan program closed during fiscal 2001 with 3.825 million shares of common stock purchased by the loan participants for a total cost of $33.6 million, which was the market value of the shares acquired and distributed to loan participants. The Company initially participated in these management common stock loans as a guarantor to the lending institution. However, in connection with a new credit facility obtained during the fourth quarter of fiscal 2001, the Company acquired the loans from the external lender at fair value and is currently the creditor for these loans. The management stock loans originally accrued interest at 9.4 percent (compounded quarterly) and were due in March 2005. Although interest accrues on the outstanding balance over the life of the loan, no interest payments are due from participants until the loans mature. The Company originally accounted for the loans and the corresponding shares using a loan-based accounting model that included guidance found in SAB 102, Selected Loan Loss Allowance Methodology and Documentation Issues; SFAS No. 114, Accounting by Creditors for Impairment of A Loan - an Amendment of FASB Statements No. 5 and 15; and SFAS No. 5, Accounting for Contingencies. Corresponding to this accounting treatment, the management loan shares were included in outstanding shares for purposes of calculating Basic earnings per share (EPS). An example of the original management stock loan promissory note has been included as Exhibit A to this document.

In May 2004, the Company’s Board of Directors approved modifications to the terms of the management stock loans. While these changes had significant implications for nearly all management stock loan program participants, the Company did not formally amend or modify the stock loan program notes. Rather, the Company chose to forego certain of its rights under the terms of the loans by granting participants the modifications described below in order to potentially improve their ability to pay, and the Company’s ability to collect, the outstanding balances of the loans. These modifications to the management stock loan terms applied to all current and former employees whose loans did not fall under the provisions of the Sarbanes-Oxley Act of 2002. Loans to the Company’s officers and directors (as defined by the Sarbanes-Oxley Act of 2002) were not affected by the approved modifications.

The significant modifications to the management stock loan terms approved in May 2004 were as follows:

Waiver of Right to Collect - The Company waived its right to collect the outstanding balance of the loans prior to the earlier of (a) March 30, 2008, or (b) the date after March 30, 2005 on which the closing price of the Company’s stock multiplied by the number of shares purchased equals the outstanding principal and accrued interest on the management stock loans. The Company also waived the prepayment penalty previously applicable to the loans.

Lower Interest Rate - Effective May 7, 2004, the Company prospectively waived collection of all interest on the loans in excess of 3.16 percent per annum, which was the “Mid-Term Applicable Federal Rate” for May 2004.

Use of the Company’s Common Stock to Pay Loan Balances - The Company may consider receiving shares of its common stock as payment on the loans, which were previously only payable in cash.

The May 2004 modifications to the management common stock loans caused the Company to reconsider its accounting for the loans as full recourse loans, even though legally the loans remained full-recourse to the participants. Although the Company has not relinquished its legal recourse rights and has received payment in full from several loan participants, these modifications demonstrated actions taken by the Company that could be argued as contrary to those that a third-party lender might take. An example of the letter sent to management loan participants regarding the May 2004 modifications has been included as Exhibit B to this document.

In considering the accounting guidance to apply to the May 2004 modifications, neither the Company nor its auditors (KPMG) were aware of any accounting guidance, including previously issued SEC Staff positions, which specifically addressed the accounting for this type of modification to a loan program arrangement. In most instances, the accounting literature applied to the exercise of existing stock options for full-recourse notes, which suggested certain ownership characteristics and a compensation element in the accounting model. In the Company’s situation, the loan program was never intended to be a compensation arrangement, but rather a mechanism to allow employees to purchase an equity ownership in the Company. Due to the lack of specific accounting literature for these modifications, the Company, by analogy, utilized the guidance found in EITF Issue 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44 (primarily Issue 50), and EITF Issue 95-16, Accounting for Stock Compensation Agreements with Employer Loan Features under APB Opinion No. 25. Based upon this guidance, the Company determined that it was most appropriate to adopt the basic concepts of a non-recourse stock option model rather than continue with a loan-based accounting model, even though the loans remain full recourse to the participants and despite the fact that the intent of the loan program was not compensatory. As a result of this new accounting treatment, the remaining carrying value of notes and interest receivable, which totaled $7.6 million prior to loan program modifications, was reduced to zero with a corresponding reduction in paid-in capital. Following adoption of the non-recourse accounting model, outstanding shares of the Company’s common stock held by loan participants continued to be included in the denominator of the Company’s Basic EPS calculation.

During the quarter ended May 27, 2006, the Company offered participants in the management common stock loan program the opportunity to formally modify the terms of their loans in exchange for placing their shares of common stock purchased through the loan program in an escrow account that allows the Company to have a security interest in the loan program shares. The key modifications to the management common stock loans for the participants accepting the offer are as follows:

Modification of Promissory Note - The management stock loan due date was changed to be the earlier of (a) March 30, 2013, or (b) the date on which the Company’s stock closes, as reported by the exchange or market that is the principal market for our common stock, at or above the price per share such that the value of the shares acquired by the participants under the program is equal to the principal and accrued interest on the participants’ promissory notes (Breakeven Date). The interest rate on the loans will increase from 3.16 percent compounded annually to 4.72 percent compounded annually.

Redemption of Management Loan Program Shares - The Company will have the right to redeem the shares on the due date in satisfaction of the promissory notes as follows:

(a)	On the Breakeven Date, the Company has the right to purchase and redeem from the loan participants the number of loan program shares necessary to satisfy the participant’s obligation under the promissory note. The redemption price for each such loan program share will be equal to the closing price of the Company’s common stock on the Breakeven Date.

(b)
If the Company’s stock has not closed at or above the breakeven price on or before March 30, 2013, the Company has the right to purchase and redeem from the participants all of their loan program shares at the closing price on that date as partial payment on the participant’s obligation.

The fiscal 2006 modifications were intended to give the Company a measure of control of the outstanding loan program shares and to facilitate payment of the loans should the market value of the Company’s stock equal the principal and accrued interest on the management stock loans. To date, the market value of the Company’s common stock has not achieved a price necessary to trigger the Breakeven Date as defined above. Loan program participants may choose whether or not to place their loan program shares in the escrow account and accept the modification agreement. If a loan participant declines the offer to modify their management stock loan, their loan will continue to have the same terms and conditions that were previously approved in May 2004 by the Company’s Board of Directors and their loans will be due at the earlier of March 30, 2008 or the Breakeven Date. Consistent with the May 2004 modifications, participants will be unable to realize a gain on the loan program shares unless they pay cash to satisfy the promissory note obligation prior to the due date. As of the closing date of the extension offer, which was substantially completed in June 2006, 87 percent of the remaining management stock loan participants holding approximately 3,508,000 shares, or 94 percent of the remaining loan shares, elected to accept the extension offer and placed their management stock loan shares into the escrow account. An example of the Redemption and Note Modification agreement sent to management stock loan participants in the third quarter of fiscal 2006 is included as Exhibit C to this document.

Specific Accounting Question Raised

Because the Company utilized the non-recourse stock option model defined in Issue 50 of EITF 00-23, by analogy, to account for the May 2004 management stock loan modifications, a question has arisen regarding whether the shares of Company common stock purchased by loan participants should continue to be included in the denominator of the Company’s Basic EPS calculation.

Conclusion and Basis for Conclusion

After considering the accounting guidance found in EITF 00-23 and other related pronouncements, the facts and circumstances that applied to the management common stock loan shares, and the characteristics of the outstanding loan program shares, the Company determined that it was appropriate to continue to include the management common stock loan shares in the denominator of its Basic EPS calculation following the May 2004 modifications and is determining whether to include management loan shares as participating securities in periods of income after the fiscal 2006 modifications. The primary factors considered by the Company in this determination were as follows.

May 2004 Modifications - Although the non-recourse stock option accounting model was adopted due to the May 2004 modifications, the underlying nature of the shares purchased by management loan participants did not change. Because the shares of stock purchased by loan participants were registered shares, the shares were entitled to vote the same as other shares of common stock, entitled to participate in common dividends (refer to discussion below) the same as other common shares, and the Company could not control the holder’s transferability of the shares nor hold the shares as collateral for the note. The Company considered the combination of these characteristics related to the outstanding loan shares to be significantly different from the description of non-recourse loan shares described in EITF 00-23 in which the issuer maintains a measure of control over the shares issued. The Company interpreted the non-recourse stock option model found in Issue 50 of EITF 00-23 to apply to situations where the issuer may recover shares issued with a loan at the due date of the non-recourse note because the “stock option” (non-recourse note) characteristics have not been “exercised” (paid) and control of the underlying shares has not transferred to the note holder. Without the ability to reclaim shares issued with a non-recourse note in the event the note is not repaid, the Company believes that the issuer would have essentially conveyed fully-vested shares, which would have required an altogether different accounting treatment. We have provided, as Exhibit D, an excerpt from the Working Group Report No. 9 (from files maintained by KPMG’s Department of Professional Practice) that provides the background for the deliberations of issue 50 and the basis for the Working Group’s recommendation to the EITF. Paragraph 19 of that paper clearly contemplates the non-recourse note after the modification to have terms consistent with footnote 2 to APB 25, Accounting for Stock Issued to Employees. That is, the non-recourse note is secured by the stock issued. In contrast, the underlying shares held by employees after the May 2004 modifications were not restricted nor escrowed to prevent the holders from transferring or selling those shares without prior satisfaction of the note. Due to the lack of control over the management stock loan shares and the participants’ ability to sell, assign, or otherwise transfer the loan shares, the Company is aware of at least one participant that has sold their underlying loan shares, even though the loan remains unpaid and full recourse to this individual.

In researching the archives of Issue 00-23, we also observed that the Working Group asked the EITF at the January 23-24, 2002 meeting to reconsider a consensus reached on issue 35 at the November 14-15, 2001 meeting. Issue 35 addressed how to account for the exercise of a stock option award with a recourse note negotiated at the date of exercise if the terms of the note or other agreement provide that the note will be forgiven in whole or in part if specified performance goals are achieved. Exhibit E provides an excerpt from Working Group Report No. 8, dated January 11, 2001, which served as the basis for the issue’s reconsideration by the EITF.

Under the original consensus, set forth in paragraph 3 of the Exhibit E excerpt, the EITF concluded that a loan forgiveness arrangement associated with a recourse note causes uncertainty regarding the exercise price for the options and that “variable accounting” should apply. The FASB staff subsequently received inquiries on how to apply variable accounting, causing the issue to be reconsidered. As discussed in the report, the Working Group presented two views to the EITF for consideration. View A proponents believed that the forgiveness feature was equivalent to an exercise of options with a recourse loan that does not bear a market rate of interest, causing a new measurement date for the related options at the date of exercise. View B proponents believed that forgiveness provision caused the recourse note to be non-recourse in nature, creating a stock option award for accounting purposes. As discussed in paragraph 8 of the report, opponents of View B pointed to several reasons for why View B was not a viable alternative. Most notably, they observed in paragraph 8(a) that the employee is able to sell the shares received upon the issuance of the recourse note. Accordingly, if the shares were sold, the employer would be accounting for stock options even though the employee no longer holds the shares. In addition, they observed in paragraph 8(e) that in the recourse note arrangement, there is no provision that requires the employer subsequently to accept the shares issued as full payment for the note. In contrast, a non-recourse note permits the borrower to tender the collateral shares in full repayment of the note, even if the fair value of the collateral is less than the amount due under the note.

In Exhibit F, we have provided an excerpt from the final minutes of the January 23-24, 2002 EITF meeting that reflects the revisions to issue 35 resulting from the deliberations. The revision is consistent with View A described above, such that variable accounting is a single day measurement performed at the exercise date, and not an ongoing stock option accounting model subsequent to the date of exercise.

The Company believes that the debate surrounding the original consensus on issue 35 and the basis in the Working Group report for why View B should be (and ultimately was) rejected is consistent with the Company’s fact set and supports the Company’s position that the loan shares should be considered outstanding shares for EPS purposes.

The Company also believes that its treatment of the underlying loan shares was consistent with the guidance in paragraph 7 of SFAS No. 123, Accounting for Stock-Based Compensation, related to the rights and obligations of the Company and the loan participants even though the management stock loans are not considered compensatory. As the underlying shares were actually issued and were out of the Company’s control similar to an issuance of fully vested common stock, the Company believes that these circumstances warranted different treatment than a transfer of stock to an employee for consideration of a non-recourse note in which the issuer maintains control of the shares until the note is paid and the shares are actually issued and become outstanding for purposes of calculating EPS. The Company also considered guidance on contingently issuable shares in Basic EPS as found in SFAS No. 128, Earnings Per Share, paragraph 10, and determined that the shares should be included because the necessary conditions for the issuance of the management stock loans had occurred and the management loan shares were not contingently returnable (due to the lack of control) as defined by that literature. As a result of these considerations, the Company determined that it was appropriate to continue the inclusion of management stock loan shares in Basic EPS following the May 2004 modifications.

Fiscal 2006 Modifications - The Company believes that the fiscal 2006 modifications, in which participants could elect to transfer their management loan shares into an escrow account in exchange for an extension in the due date, represented a significant change with respect to the Company’s ability to control the underlying loan program shares. As a result of this modification, the Company reevaluated its accounting treatment regarding the loan shares and their inclusion in Basic EPS. Because the Company now has a measure of control over the loan shares, the accounting model described in EITF 00-23 appears to be closer to the actual situation of the Company. In order to determine the EPS treatment of loan program shares in escrow, the Company is in the process of determining the legal income participation rights of the management stock loan shares. If it is determined that the loan shares held in escrow continue to have the same income participation rights as other shareholders, the Company believes that the escrowed loan shares are participating securities as defined by EITF 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128, Issue 2. According to EITF 03-06 Issue 2, a participating security is a security that may participate in undistributed earnings with common stock, whether that participation is conditional upon the occurrence of a specified event or not. Although EITF 03-06 Issue 2(a) specifically excludes stock-based compensation instruments subject to SFAS No. 123(R), Share-Based Payment, the Company believes that the shares issued in the management stock loan program were non-compensatory, which is further supported by the May 2004 and fiscal 2006 modifications, whereby the loan participants are essentially prevented from receiving compensation income from the loan shares and the Company is virtually assured of never incurring any compensation cost related to the loans. If the loan shares held in escrow are determined to be participating securities, the Company will be required to include the management loan shares in its Basic EPS calculation because their rights to undistributed income continue to be the same as other common shareholders. Since the management stock loan shares do not have a clear contractual obligation to share in the losses of the Company (as defined by EITF 03-06), due to the favorable modifications made to the loan program in the past, the Company believes that the management loan shares should be considered outstanding for purposes of Basic EPS in periods of net income and excluded from Basic EPS in periods of net loss starting in the fourth quarter of fiscal 2006, which was the completion of the escrow agreement modification.

Based upon the above considerations, the Company included the outstanding loan shares in the denominator of its calculation of Basic EPS subsequent to the May 2004 modifications. Although this topic is complex and involved significant professional judgment, the Company believes that this accounting treatment best represents the substance of the management stock loan modifications and is in compliance with GAAP in the United States.

Due to the fiscal 2006 change in the control of loan shares held in the escrow account, the Company is in the process of determining whether the management stock loan shares should be treated as participating securities (as defined by EITF 03-06) beginning in the fourth quarter of fiscal 2006.

Views of the Audit Committee and Auditors

Based upon the facts and circumstances surrounding the management stock loan shares and the associated modifications to the program, the Company’s Audit Committee supports the accounting treatment described above.

The accounting for Company’s management stock loan program has been the subject of continuing dialogue and consultations with the Salt Lake City office of KPMG LLP and their national Department of Professional Practice, who agrees with the accounting conclusions reached by the Company. The Company’s local audit engagement partner is Larry A. Ward (801) 237-1528 and we have consulted with Carmen L. Bailey (212) 909-5803 at KPMG’s national office regarding these issues.

Alternative Accounting Treatment

With the analogous accounting change to the non-recourse stock option model, the Company could have alternatively excluded the outstanding management loan shares from the denominator of its Basic EPS calculation in periods after May 2004. However, the Company rejected this approach because of the characteristics of the underlying common stock (as described above) and the resulting variation from the specific accounting treatment detailed in Issue 50 of EITF 00-23. The Company believes that it would have been confusing and misleading to financial statement users to exclude the management stock loan shares from the Basic EPS calculation while the loans remain full recourse to the participants especially given that the underlying nature of the shares did not change. Neither the accounting treatment used by the Company nor the method rejected by the Company have an impact upon reported net income or net income available to common shareholders. However, the rejected accounting treatment of excluding the shares from the denominator of Basic EPS would have increased the reported Basic EPS in periods of net income and decreased Basic EPS in periods of net loss.

Disclosure of Accounting Treatment

Over the life of the management common stock program, the Company has strived to present full and transparent disclosure of facts and circumstances surrounding the loan program and the impact of loan modifications on the accounting for the loans. In order to add transparency to the Company’s financial statements, the Company will increase disclosure in each of the Management Common Stock Loan and Earnings Per Share footnotes regarding the treatment of outstanding loan shares as described above for purposes of calculating EPS.

Previous Correspondence on the Matter

While not addressing EPS issues, the Company has previously received Staff comment letters from the Division of Corporate Finance requesting more information regarding various accounting aspects of the management common stock loan program. The Company believes that these issues have been properly resolved with the Staff.

During fiscal 2002, we received a subpoena from the SEC’s Salt Lake City, Utah office seeking documents and information relating to the management stock loan program. The Company provided the documents and information requested by the SEC, including the testimonies of our Chief Executive Officer, Chief Financial Officer, and other key employees. During February 2006, the Company received notification from the SEC that the investigation was terminated without a recommendation for enforcement action.

Other Items Requested by the Staff

At August 31, 2004 and 2005, the number of outstanding management common stock loan shares totaled 3,824,802 shares and 3,760,925 shares, respectively.

Participants have been eligible to vote, and many have voted, on all actions or events that have required a vote since the modifications were made to the loan program in May 2004. Participants will continue to have the ability to vote their shares purchased with the management stock loans subsequent to placing them in the escrow account in fiscal 2006.

The market value of the Company’s common stock has not risen to a price that equals the outstanding principal and accrued interest on the loans. According to the May 2004 and fiscal 2006 modifications, the loans are due immediately on the Breakeven Date.

Hopefully the supplemental information presented above is fully responsive to the Staff’s comment regarding the inclusion of management stock loan shares in the calculation of Basic EPS. Although the topic of this response is complex and involved significant professional judgment, the Company believes that the accounting treatment described above best represents the substance of the transaction and is in compliance with United States GAAP. Please contact me at (801) 817-7076 with any further questions that you may have regarding these matters.

Sincerely,

Stephen D. Young
Chief Financial Officer

EXHIBIT A
(Example Original Promissory Note)

MASTER PROMISSORY NOTE

Chicago, Illinois
«GrantedLoan»March 30, 2000

FOR VALUE RECEIVED, the undersigned (the "Borrower"), HEREBY PROMISES TO PAY to the order of BANK ONE, NA, a national banking association with its principal office in Chicago, Illinois, as Agent, for the benefit of all of the Lenders (as defined below), the principal sum of «GrantedLoan» or, if less, the aggregate principal amount of Loans made by the Lenders to the Borrower pursuant to the Facility Agreement (as hereinafter defined) in accordance herewith, but in no event later than the Final Payment Date. The Advances evidenced by this Note (collectively, the "Loan") are being made pursuant to the Facility and Guaranty Agreement, dated as of March 27, 2000, by and among Franklin Covey Co., a Utah corporation (the "Company"), Bank One, NA, in its individual capacity ("Bank One") and as agent for all the Lenders party thereto (the "Agent"), and the financial institutions party thereto (the "Lenders") (as the same shall be amended, supplemented, restated or otherwise modified from time to time, the "Facility Agreement"). Capitalized terms defined in the Facility Agreement are used herein with their defined meanings therein unless otherwise defined herein.

Subject to the following sentence and Section 5 hereof, the principal amount of this Note shall be drawn down from time to time during the period from the date on which funds are first advanced to the Borrower (the "Closing Date") through the Conversion Date by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") on behalf of the Borrower by delivery of a Notice of Borrowing not later than 10:00 a.m. (Chicago time) on the date of the proposed borrowing pursuant to the terms of that certain Letter of Direction among the Borrower, the Company, Merrill Lynch and the Agent dated as of the Closing Date (the "Letter of Direction"). Notwithstanding the foregoing, any portion of the Loan which is an Incremental Loan shall be drawn down on the Conversion Date pursuant to a Notice of Borrowing delivered by the Company on behalf of the Borrower not later than 10:00 a.m. (Chicago time) on the date which is two (or, at the Agent's option, three) Business Days prior to the Conversion Date or upon such other notice to which the Agent may agree.

1. Interest. (a) The Borrower promises to pay interest to each Lender (based on each Lender's Pro-rata share of the outstanding principal amount hereof) on the outstanding principal amount hereof from the Closing Date hereunder until such principal amount is paid in full, payable to the Agent, for the benefit of the Lenders, at an interest rate per annum equal to (i) from the date hereof to but excluding the Conversion Date, the Alternate Base Rate (as defined below) and (ii) at all times on and after the Conversion Date, the Interest Rate as determined pursuant to Section 2.02(b) of the Facility Agreement. Notwithstanding the fact that from and after the Conversion Date interest shall accrue at the Interest Rate if, and only if, a fixed Interest Rate and Pricing Information have been agreed upon by the Agent and the Company pursuant to Section 2.02(b) of the Facility Agreement, then (subject to the following sentence and Section 1(b) of this Note) the Borrower shall not be obligated to make current interest payments prior to the Maturity Date. All accrued and unpaid interest on this Note shall be payable in full on the Maturity Date and shall not itself accrue interest pending such payment. The Borrower acknowledges that by virtue of the foregoing deferral of interest, the amount of interest which will be payable on the Maturity Date will be substantially greater than that which would otherwise be payable if interest had been paid on a current basis. Examples of this interest amount, calculated on various assumptions, have previously been disclosed to the Borrower by the Company.

(b) Upon the occurrence and during the continuance of a matured Borrower Event of Repayment described in Section 5 hereof, the outstanding principal amount hereof shall bear interest at the greater of (i) the Interest Rate plus two percent (2%) per annum and (ii) the Alternate Base Rate plus two percent (2%) per annum.  "Corporate Base Rate" means a rate per annum equal to the corporate base rate or prime rate of interest announced by Bank One or by its parent, Bank One Corporation, from time to time, changing when and as said corporate base rate or prime rate changes (except that any change in such corporate base rate occurring on the first or second Business Day next preceding the Conversion Date shall not be given effect until the Conversion Date). The Corporate Base Rate is a reference rate and does not necessarily represent the lowest or best rate of interest actually charged to any customer. Bank One may make loans at rates of interest at, above or below the Corporate Base Rate. "Alternate Base Rate" means a fluctuating rate of interest equal to the higher of (a) the Corporate Base Rate and (b) the sum of the Federal Funds Effective Rate most recently determined by the Agent plus 1/2% per annum. "Federal Funds Effective Rate" means, for any day, an interest rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published for such day by the Federal Reserve Bank of New York, or if such rate is not so published for such day, the average of the quotations for such day on such transactions received by Bank One from three Federal funds brokers of recognized standing selected by it.

(c) Interest and fees shall be calculated for actual days elapsed on the basis of a 360-day year. Interest payable with respect to this Note or any portion hereof which is prepaid shall be payable for the day on which payment on the Loan evidenced by this Note is made but not for the day of any payment on the amount paid if payment is received by the Agent prior to 12:00 noon (Chicago time) at the place of payment.

2. Scheduled Repayment; Voluntary Prepayment. (a) The aggregate outstanding principal amount of, and all accrued and unpaid interest and other amounts owing under, this Note shall be repayable in full on the earlier to occur of (i) the Final Payment Date, (ii) the occurrence of a Change of Control and (iii) the acceleration of this Note pursuant to

Section 5 hereof (the "Maturity Date").

(b) During the term of this Note, the Borrower may (subject to the terms of Section 6 hereof) prepay the outstanding principal amount of this Note in whole or in part, provided that the Borrower has given the Agent at least five (5) Business Days' prior notice stating the name of the Borrower and the aggregate principal amount of the prepayment; provided further, that any such prepayment shall be in the minimum principal amount of $25,000 or any integral multiple of $5,000 in excess thereof; provided further, that no prepayment shall be permitted during the period from but excluding the Business Day following the Determination Date to and including the Conversion Date. All prepayments (voluntary and otherwise) shall be made together with (A) all interest accrued (whether or not deferred) at the applicable interest rate from the date funds are first advanced hereunder to the date of payment on the amounts prepaid, (B) to the extent applicable and to the extent the amount thereof has been communicated to the Borrower, any Early Payment Fee as required under Section 6 hereof and (C) a prepayment administrative fee of $500 payable to the Agent for its own account. Any principal amount prepaid on the Note by the Borrower may not be reborrowed.

3. Method of Payment. All payments of principal, interest and other amounts owing hereunder shall be made, without setoff, deduction or counterclaim, in funds which are available to the Agent at the Agent's address at 1 Bank One Plaza, Chicago, Illinois 60670, or at any other office of the Agent specified in writing by the Agent to the Borrower, by 12:00 noon (Chicago time) on the date when due and shall be applied by the Agent among the Lenders based on each Lender's Pro-rata share of the outstanding principal amount of this Note. Each payment delivered to the Agent for the account of any Lender shall be delivered promptly by the Agent to such Lender in the same type of funds that the Agent received at its address specified above or at any office specified in a notice received by the Agent from such Lender. Whenever any payment to be made hereunder shall be stated to be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of payment of interest.

4. Loan Proceeds. The Borrower hereby irrevocably authorizes and directs the Lenders (a) to disburse the proceeds of the Loan (other than any portion thereof disbursed as an Incremental Loan) in accordance with the Letter of Direction and any Notice of Borrowing received by the Agent from the Company and (b) to disburse the proceeds of any Incremental Loan directly to the Lenders for the account of the Borrower in payment of the Shortfall Amount of the Borrower in accordance with the Letter of Direction and any Notice of Borrowing received by the Agent from the Company. The Borrower agrees that any funds so disbursed (regardless of how applied by the recipient thereof) shall be considered received by the Borrower upon the disbursement of such funds in accordance with the Letter of Direction and any Notice of Borrowing.

5. Borrower Event of Repayment. If any Program Event of Default shall occur and be continuing or if any of the following events (each such event, a "Borrower Event of Repayment") shall occur and be continuing:

(a) The Borrower shall fail to pay any amount of principal on this Note when due, or the Borrower shall fail to pay any amount of interest on, or other amount due under, this Note when due and such failure to pay shall continue for five (5) days;

(b) The Borrower shall generally not pay his or her debts as such debts become due, or shall admit in writing his or her inability to pay his or her debts generally, or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by or against the Borrower seeking to adjudicate him or her a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of him or her or his or her debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, or other similar official for him or her or for any substantial part of his or her property;

(c) Any representation or warranty made by, or any financial or other information provided by, the Borrower to the Agent or any Lender shall prove to have been incorrect in any material respect when made;

(d) Death of the Borrower;

(e) The Pledge Agreement or Securities Control Agreement executed by the Borrower shall fail to be in full force and effect or to give the Agent and/or the Lenders the rights, powers and privileges purported to be created thereby; or

(f) The Agent shall receive a written notice from the Company to the effect that the Borrower has breached its Reimbursement Agreement or has ceased to be an employee of the Company or its Affiliates other than as a result of death, disability or retirement at normal retirement age (it being understood that the Company has no duty to give such notice);

then the Agent, upon written direction from (or with the consent of) the Required Lenders, may, by notice to the Company and the Borrower, declare the principal amount and interest and other amounts outstanding under this Note owing by the Borrower, to be forthwith due and payable, whereupon such principal amount, all accrued and unpaid interest and all such other amounts shall become and be forthwith due and payable, without presentment, demand, protest or notice of any kind by any Lender, all of which are hereby expressly waived by the Borrower; provided, however, that if a Borrower Event of Repayment described in clause (b) above occurs with respect to the Borrower or a Program Event of Default described in Section 6.01(f) or (g) of the Facility Agreement (relating to Company bankruptcy, etc.) occurs, the principal amount and interest and other amounts outstanding under this Note shall immediately become due and payable without any election or action on the part of the Agent or any Lender. The Borrower shall, as soon as possible, and in any event within five (5) Business Days after becoming aware of the occurrence of a Borrower Event of Repayment or an event which, with notice or lapse of time or both, could constitute a Borrower Event of Repayment, deliver to the Agent a statement setting forth details of such Borrower Event of Repayment.

6. Early Payment Fee. In the event of any voluntary or mandatory (whether as a result of acceleration, a Change of Control or otherwise) repayment of all or any portion of the principal of this Note on or after the Conversion Date and prior to the Final Payment Date, the Borrower will indemnify each Lender upon demand for any loss or cost incurred by it resulting from liquidating or employing deposits acquired to fund or maintain its Loan or in terminating or unwinding any interest rate exchange or similar arrangement entered into by such Lender in connection with this Loan. The Borrower acknowledges that, in order to permit such Lender(s) to extend the Interest Rate to the Borrower, and in reliance upon this Section 6, one or more of the Lenders has entered into, or in connection with accepting an assignment of the Loans or otherwise, will enter into such arrangements (including, without limitation, an interest compensation agreement pursuant to which the Lenders other than Bank One fund the Loans on a three-month LIBOR basis). The amount payable pursuant to this Section is referred to as the "Early Payment Fee". The obligations of the Borrower under this Section 6 shall survive payment of the principal, interest and other amounts under this Note. With respect to the payment of an Early Payment Fee to Bank One only (and not with respect to any other Lender), the amount of such Early Payment Fee shall be calculated pursuant to Section 2.05 and Schedules 2.05(A) and 2.05(B) to the Facility Agreement. The Borrower acknowledges that he or she has had the opportunity to review Section 2.05 and Schedules 2.05(A) and 2.05(B) of the Facility Agreement and has done so to the extent he or she felt necessary to understand the calculation of the Early Payment Fee (which may be substantial). Promptly after any full or partial prepayment of this Note prior to the Final Payment Date, each Lender will deliver to the Agent, and the Agent shall deliver to the Borrower, with a copy to the Company, a written statement showing in reasonable detail the calculation of the amount of the Early Payment Fee, which statement shall, absent manifest error, be conclusive and binding on the Borrower and the Company. No Early Payment Fee shall be payable in respect of any prepayment of any Loan prior to the Conversion Date or, if and only if a fixed rate of interest has not become applicable to the Notes pursuant to Section 2.02(b) of the Facility Agreement, any prepayment made on or after the Conversion Date.

7. Setoff. In addition to, and without limitation of, any rights of the Lenders under applicable law, if any Program Event of Default or Borrower Event of Repayment occurs and is continuing, any and all deposits (including all account balances, whether provisional or final and whether or not collected or available) and any other indebtedness and other obligations at any time held or owing by any Lender to or for the credit or account of the Borrower may be offset and applied toward the payment of the principal, interest and other amounts owing under this Note to such Lender, whether or not the principal, interest or other amounts, or any part thereof, shall then be due.

8. Taxes. Any taxes (excluding income taxes on the overall net income of the Agent or any Lender imposed by the jurisdiction in which the Agent or such Lender is incorporated or has its principal place of business) or other similar assessments or charges payable or ruled payable by any governmental authority in respect of this Note or any of the other Loan Documents pertaining to the Borrower shall be paid by the Borrower, together with interest and penalties, if any. Any payments made by the Borrower under this Note shall be made free and clear of, and without deduction or withholding for or on account of, any present or future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by any Governmental Authority (excluding taxes imposed on its overall net income by the jurisdiction in which the Agent or such Lender is incorporated or has its principal place of business) ("Taxes"). If any such Taxes are required to be withheld from any amounts payable to the Agent or any Lender hereunder, the amounts so payable to the Agent or such Lender shall be increased to the extent necessary to yield to the Agent or such Lender (after payment of all Taxes) interest or any such other amounts payable hereunder at the rates or in the amounts specified in or pursuant to this Note. Whenever any Taxes are payable by the Borrower, as promptly as practicable thereafter the Borrower shall send to the Agent for its own account or for the account of such Lender, as the case may be, a certified copy of an original official receipt received by the Borrower showing payment thereof. If the Borrower fails to pay any Taxes when due to the appropriate taxing authority or fails to remit the required receipts or other required documentary evidence, the Borrower shall indemnify the Agent and the Lenders for any incremental taxes, interest or penalties that may become payable by the Agent or any Lender as a result of any such failure. The agreements in this Section 8 shall survive the payment in full of all amounts payable under this Note.

9. Agreements; Representations and Warranties. The Borrower hereby (i) acknowledges that he or she has had the opportunity to review a copy of the Facility Agreement and has done so to the extent he or she felt necessary in connection with the Loan evidenced hereby, (ii) consents to be governed by the terms of the Facility Agreement to the extent the terms thereof are applicable to the Loan evidenced hereby, (iii) represents that such Borrower's name, address, home phone number and social security number or similar number is correct as listed below, (iv) agrees that any notice permitted or required to be given by the Agent or the Lenders to the Borrower pursuant hereto shall be deemed given upon the earlier of actual receipt by the Borrower and three (3) Business Days after posting in the U.S. first class mail addressed to the Borrower at the address set forth below or at such other address as specified in writing by the Borrower to the Agent, (v) agrees that the Agent and the Lenders may from time to time disclose to the Company any information with respect to this Note or any default by the Borrower hereunder, and may from time to time disclose information regarding the Borrower to "Transferees" as described in Section 10.04 of the Facility Agreement, and waives and releases any claims arising out of any such disclosure, (vi) agrees that assignments of and participations in this Note may be effected as set forth in Article X of the Facility Agreement, (vii) agrees that the Facility Agreement is not intended to, and shall not be construed to, create any rights (contractual, equitable, pursuant to law or otherwise) in favor of the Borrower against the Agent, any Lender or the Company, and the Borrower in his or her individual capacity shall have no right to enforce any rights of the Company thereunder, (viii) the Borrower acknowledges that he or she is accepting the Loan and acquiring the Common Stock for the purpose of investment or profit and that the Loan is intended to be a "business loan" under the Illinois General Interest Act, (ix) represents and agrees that it has not caused and will not cause the Borrower's Reimbursement Obligations to be secured or "indirectly secured" (as defined in Regulation U) by the Common Stock or any other Margin Stock, (x) represents that the proceeds of the Loan will be used only to acquire shares of Common Stock and (xi) acknowledges and agrees that the Interest Rate and Pricing Information shall be determined as set forth in Section 2.02(b) of the Facility Agreement and agrees to be bound by such determination.

10. Amendments. This Note may not be amended orally but only in writing signed by the Borrower and signed or consented to in writing by the Agent with the consent of the Required Lenders (or all the Lenders if so required by Section 12.01 of the Facility Agreement) and the Company.

11. Preservation of Rights; Survival. No delay or omission of the Lenders or the Agent to exercise any right under this Note shall impair such right or be construed to be a waiver of any Program Event of Default or Borrower Event of Repayment or an acquiescence therein. Any single or partial exercise of any such right shall not preclude other or further exercise thereof or the exercise of any other right. All remedies contained in the Loan Documents or afforded by law shall be cumulative and all shall be available to the Agent and the Lenders until this Note has been paid in full. All representations and warranties of the Borrower contained in this Note and any other Loan Document shall survive delivery of this Note and the making of the Loan herein contemplated.

12. Headings; Entire Agreement. Section headings in this Note are for convenience of reference only, and shall not govern the interpretation of any of the provisions of this Note. The Loan Documents embody the entire agreement and understanding among the Borrower, the Company, the Agent and the Lenders and supersede all prior agreements and understandings among the Borrower, the Company, the Agent and the Lenders relating to the subject matter thereof.

13. Benefits of this Agreement. This Note shall be binding upon the Borrower and the Borrower's personal representatives, heirs and assigns and, subject to the following sentence, shall not be construed so as to confer any right or benefit upon any Person other than the Borrower and his or her personal representatives, heirs and assigns. This Note shall inure to the benefit of the Agent, the Lenders and their respective successors and assigns, it being understood that any Lender may, subject to the provisions of Article X of the Facility Agreement, from time to time assign, or grant participations in, its rights hereunder in whole or in part. The Borrower shall not have the right to assign his or her rights or obligations hereunder.

14. Expenses; Indemnification. The Borrower agrees to reimburse the Agent and the Lenders for any costs, internal charges and out-of-pocket expenses (including reasonable attorneys' fees and time charges of attorneys for the Agent and the Lenders, which attorneys may be employees of the Agent or the Lenders) paid or incurred by the Agent or any Lender in connection with the collection or enforcement of this Note. The Borrower further agrees to indemnify the Agent and each Lender, its directors, officers and employees against all losses, claims, damages, penalties, judgments, liabilities and expenses (including, without limitation, all expenses of litigation or preparation therefor whether or not the Agent or any Lender is a party thereto) which any of them may pay or incur arising out of or relating to this Note, the transactions contemplated hereby or the direct or indirect application or proposed application of the proceeds of the Loan evidenced hereby except to the extent that they arise out of the gross negligence or willful misconduct of the party seeking indemnification. The obligations of the Borrower under this Section shall survive the repayment of this Note.

15. Replacement Notes. The Borrower agrees that upon the occurrence and during the continuance of any Program Event of Default or Borrower Event of Repayment, upon the request of the Agent and in exchange for this single master Note, the Borrower will execute and deliver substitute multiple notes (in substantially the form hereof) (each a "Replacement Note"), one for each Lender in the principal amount of such Lender's Pro-rata share of the Loan evidenced hereby.

16. Severability of Provisions. Any provision in this Note that is held to be inoperative, unenforceable, or invalid in any jurisdiction shall, as to that jurisdiction, be inoperative, unenforceable, or invalid without affecting the remaining provisions in that jurisdiction or the operation, enforceability, or validity of that provision in any other jurisdiction, and to this end the provisions of this Note are declared to be severable. If any interest payment or other charge or fee payable by the Borrower under this Note to any Lender exceeds the maximum amount then permitted to be paid to such Lender by applicable law, the Borrower shall be obligated to pay, and such Lender shall be entitled to receive, only the maximum amount permitted by applicable law. If any Lender has collected interest or other charges in excess of such maximum permitted amount, the Borrower's only remedy will be that such Lender will apply such excess interest or other amounts as a full or partial prepayment of the unpaid balance of the principal amount to the extent of the unpaid principal balance and refund any additional excess amount to the Borrower.

17. CHOICE OF LAW. THE LOAN DOCUMENTS SHALL BE CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS (INCLUDING 735 ILCS 105/5-1 ET SEQ., BUT OTHERWISE, WITHOUT REGARD TO CONFLICT OF LAWS PROVISIONS) OF THE STATE OF ILLINOIS, BUT GIVING EFFECT TO FEDERAL LAWS APPLICABLE TO NATIONAL BANKING ASSOCIATIONS, FEDERAL AGENCIES, BRANCHES OF FOREIGN BANKS AND OTHER FINANCIAL INSTITUTIONS.

18. CONSENT TO JURISDICTION. THE AGENT, EACH LENDER AND THE BORROWER HEREBY IRREVOCABLY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF ANY UNITED STATES FEDERAL OR ILLINOIS STATE COURT SITTING IN CHICAGO IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS NOTE AND THE PARTIES HEREBY IRREVOCABLY AGREE THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT AND IRREVOCABLY WAIVE ANY OBJECTION THEY MAY NOW OR HEREAFTER HAVE AS TO THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN SUCH A COURT OR THAT SUCH COURT IS AN INCONVENIENT FORUM. NOTHING HEREIN SHALL LIMIT THE RIGHT OF THE AGENT OR ANY LENDER TO BRING PROCEEDINGS AGAINST THE BORROWER IN THE COURTS OF ANY OTHER JURISDICTION. ANY JUDICIAL PROCEEDING BY THE BORROWER AGAINST THE AGENT OR ANY LENDER OR ANY AFFILIATE OF THE AGENT OR ANY LENDER INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH ANY LOAN DOCUMENT SHALL BE BROUGHT ONLY IN A COURT IN CHICAGO, ILLINOIS.

19. WAIVER OF JURY TRIAL. THE BORROWER AND, BY ACCEPTANCE HEREOF, THE AGENT AND EACH LENDER HEREBY WAIVE TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS NOTE.

EXHIBIT B
(May 2004 Modification Letter)

May 7, 2004

RE: Management Stock Purchase Loan Program

Dear Loan Program Participant,

I am pleased to inform you that FranklinCovey is making the following three important changes in its handling of your Loan Program loan:

1. Due Date Extension; Prepayment. Although the maturity date of your loan is March 30, 2005, the Company will forego its right to collect the outstanding balance of your note at any time prior to the earlier of (i) March 30, 2008 and (ii) the date after March 30, 2005 on which the closing price of FranklinCovey stock multiplied by the number of shares you purchased under the Loan Program equals the outstanding principal and accrued interest on that date. We will notify you if and when the circumstances described in part (ii) above appear likely.

Of course, you are free to pay your loan, in whole or in part, at any time. If you do prepay your loan, the Company will forego its right under the terms of your note to charge or collect any prepayment penalty.

2. Lower Interest. As you know, the interest rate on your loan is fixed at 9.36499% per year, compounded quarterly. However, from the date of this letter until March 30, 2008 (or the date you repay your loan, if earlier), the Company will forego all interest on your note in excess of 3.16% per annum, compounded annually. In other words, the interest that will be accruing on the outstanding balance of your note beginning May 1, 2004, is effectively being reduced from the 9.36499% fixed rate (which is compounded quarterly) to a 3.16% fixed rate (which is compounded annually).

3. Use of Stock to Pay Loan Balances. The terms of your note allow you to repay the loan only with cash. However, if you wish to pay or prepay your loan by delivering to the Company shares of FranklinCovey stock that you purchased pursuant to the Management Stock Purchase Loan Program, please contact me to discuss. If we arranged to accept FranklinCovey shares as payment, each share would be valued at the closing price of the stock on the day you transferred it to the Company. For example, if you transferred 5,000 shares on a day when the closing price of the stock was $5.00 per share, the amount we would credit against your loan balance would be $25,000.00. Please contact me for details if at any time you desire to pay your loan balance with your FranklinCovey shares.

The following approximates the beneficial effect the actions described in items 1 and 2 above will have on a loan with the original principal balance of $100,000:

IF THE COMPANY DID NOTHING		WITH THE BENEFITS OF 1 AND 2
Principal and Interest Balance on March 30, 2005	Stock Price Necessary to Pay Loan Balance	Principal and Interest Balance on March 30, 2008	Stock Price Necessary to Pay Loan Balance
$157,056.07	$13.15	$163,231.23	$13.66

Please understand that the Company is not amending or modifying the Loan Program notes. The Company is simply foregoing certain of its rights under the notes and granting participants the benefits described above in order to enhance their ability to pay and the Company’s ability to collect the outstanding balances of the Loan Program notes.

There is nothing you need to do to take advantage of these actions. There are no documents to sign and you need not contact us unless you have questions specific to your loan. If you do have questions, please contact any of the following:

Val John Christensen (801) 817-7102
Tami Donavon (801) 817-7022
Richard Putnam (801) 817-7134

Sincerely,

Val John Christensen
Executive Vice President / General Counsel

EXHIBIT C
(Fiscal 2006 Stock Loan Modifications)

REDEMPTION AND NOTE MODIFICATION AGREEMENT

THIS REDEMPTION AND NOTE MODIFICATION AGREEMENT (this “Agreement”), dated as of April 14, 2006, is made between «First» «MI» «Last» (“Shareholder”) and FRANKLIN COVEY CO. (“Franklin Covey”).

RECITALS

A. Shareholder, as a participant in the Franklin Covey Management Stock Purchase Loan Program (the “Loan Program”), executed a Promissory Note in the principal amount of $«Promissory_Note_Principal», with an original due date of March 30, 2005 (the “Note”).

B. Shareholder used the proceeds from Shareholder’s Loan Program loan evidenced by the Note to purchase «Shares» shares of the common stock of Franklin Covey (the “Loan Program Shares”).

C. In July, 2001, Bank One assigned to Franklin Covey its right and interest in the Note. In May, 2004, Franklin Covey informed Shareholder that it was foregoing collection of the Note until the earlier to occur of (i) March 30, 2008, or (ii) the date on which Franklin Covey’s common stock closes at a price, as reported by the New York Stock Exchange or such exchange or market as is then the principal market for the common stock of Franklin Covey, at which the aggregate value of Loan Program Shares purchased by all participants in the Loan Program equals or exceeds the aggregate principal and accrued interest that would be due on all Loan Program Loans on that date, whether or not previously paid (the “Breakeven Price”). Also in May 2004, Franklin Covey reduced the interest on the Notes to the then applicable federal interest rate of 3.16%, compounded annually.

D. Franklin Covey is willing, in consideration of Shareholder executing this Agreement and performing each of the covenants and obligations set forth herein, to extend the due date of the Note to the earlier to occur of (i) March 30, 2013, or (ii) the date on which Franklin Covey’s common stock closes at or above the Breakeven Price. This extension is a material amendment to the Note and in order to avoid current income tax consequences to the Shareholder, the interest rate must be adjusted to the applicable federal rate for the month of April 2006 of 4.72%, compounded annually.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and Franklin Covey extending the due date of the Note until the earlier to occur of (i) March 30, 2013, or (ii) the date on which Franklin Covey stock closes at or above the Breakeven Price, and all other financial accommodation heretofore or hereafter at any time made or granted by Franklin Covey to Shareholder, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Modification of Note. The due date of the Note shall be the earlier to occur of (i) March 30, 2013, or (ii) the date on which Franklin Covey’s common stock closes, as reported by the New York Stock Exchange or such exchange or market as is then the principal market for the common stock of Franklin Covey, at or above the Breakeven Price (the “Breakeven Due Date”). From April 14, 2006 until paid, the Note shall bear interest at the rate of 4.72%, compounded annually. Except as specifically modified by the terms of this Section, all of the other terms and conditions of the Note shall remain in full force and effect and are hereby ratified.

2. Redemption of the Loan Program Shares. Franklin Covey shall purchase and redeem Shareholder’s Loan Program Shares as follows:

(a) On the Breakeven Due Date, Franklin Covey shall purchase and redeem from Shareholder the number of Shareholder’s Loan Program Shares necessary to satisfy the Shareholder’s obligation under the Note, and the Shareholder shall sell such Loan Program Shares to Franklin Covey in a single sale. The redemption price for each such Loan Program Share redeemed by Franklin Covey shall be equal to the closing price of the common stock of Franklin Covey on the Breakeven Due Date. Franklin Covey shall redeem said Loan Program Shares by crediting the amount due to Franklin Covey from the Shareholder under the terms of the Note. Such redemption and payment shall be deemed to have occurred on the Breakeven Due Date. If the Purchase Price exceeds the Breakeven Price on the Breakeven Due Date, then any Loan Program Shares not redeemed pursuant to the provisions of this Section 2(a) shall be released from the Pledge Agreement and shall be transferred and delivered to Shareholder; provided, however, that Franklin Covey shall not redeem fractional shares and any such fractional share shall be rounded up to the nearest whole share and Franklin Covey shall pay the Shareholder the cash equivalent of the fractional share in excess of Shareholder’s obligations under the Note.

(b) If on March 30, 2013, the closing price of the common stock of Franklin Covey is less than the Breakeven Price, Franklin Covey shall purchase and redeem from Shareholder all of Shareholder’s Loan Program Shares, and the Shareholder shall sell such Loan Program Shares to Franklin Covey in a single sale as partial payment of Shareholder’s Note obligations. The redemption price for the Loan Program Shares shall be equal to the closing price of the common stock of Franklin Covey on March 30, 2013, and the redemption and payment shall be deemed to have occurred on that date. Franklin Covey shall redeem said Loan Program Shares by crediting the value of said shares as partial payment against the amount due to Franklin Covey from the Shareholder under the terms of the Note.

3. Pledge. To secure Shareholder’s obligation to sell the Loan Program Shares to Franklin Covey under this Agreement and the prompt and complete payment and performance of Shareholder’s obligations under the Note (“Shareholder’s Obligations”), Shareholder agrees to pledge the Loan Program Shares in accordance with the terms of the Pledge Agreement attached hereto as Exhibit A. Shareholder shall also deliver or cause to be delivered to Franklin Covey the Pledged Shares in certificated form, accompanied by a fully executed stock power. Such certificates shall bear a legend stating that the Shares are subject to redemption under this Agreement and a security interest under the Pledge Agreement.

4.Representations, Warranties and Covenants of Shareholder. Shareholder represents and warrants to Franklin Covey:

(a) Shareholder is the lawful owner of the Loan Program Shares subject to this Agreement and such shares represent all of the shares acquired by Shareholder with the proceeds of the Note. Shareholder holds such shares free of all liens, encumbrances, and claims and has full right to deliver, pledge, assign and transfer such shares to Franklin Covey under the terms of this Agreement and the Pledge Agreement. Shareholder has not assigned or transferred any right to the Loan Program Shares to any other person or entity. The entry into this Agreement and the pledge and sale of the Loan Program Shares on the terms of this Agreement and the Pledge Agreement will not violate any other agreement to which Shareholder is a party or to which the Shareholder or the shares are subject.

(b) As long as any of Shareholder’s obligations under this Agreement or the Pledge Agreement remain outstanding, (i) Shareholder will promptly deliver to Franklin Covey, from time to time, upon request of Franklin Covey, such stock powers and other documents, satisfactory in form and substance to Franklin Covey, as Franklin Covey may reasonably request to enforce its rights and remedies hereunder; (ii) Shareholder will not pledge any of the Loan Program Shares or create or suffer to exist any lien, encumbrance or claim on or with respect to Loan Program Shares, or take or fail to take any action which would in any manner impair the enforceability of Franklin Covey’s rights with respect to the Loan Program Shares under the terms of this Agreement and Pledge Agreement; and (iii) Shareholder will not sell, assign or otherwise dispose of or transfer any of the Loan Program Shares.

5. Right to Prepay. At any time prior to the due date of the Note, Shareholder shall have the right to pay all of Shareholder’s obligations under the Note in full, without any prepayment penalty. Such payment shall be made by immediately available funds acceptable to Franklin Covey. On satisfaction of Shareholder’s obligations under the Note in full, this Agreement shall be terminated and Franklin Covey shall release the Loan Program Shares from the security interest evidenced by the Pledge Agreement and, as soon as reasonably practicable, remove the legend and return the certificates representing the Loan Program Shares to Shareholder.

6. Rights Regarding Loan Program Shares. Notwithstanding any other provisions of this Agreement, during the term of this Agreement and prior to the redemption of the Loan Program Shares, Shareholder shall be entitled to (i) vote the Loan Program Shares, and (ii) receive any and all cash dividends and payments on the Loan Program Shares which Shareholder would otherwise be entitled to receive; provided, however, that any and all capital stock and/or liquidating dividends, payments, distributions in property, returns of capital made on or in respect of the Loan Program Shares, whether resulting from a subdivision, combination, reclassification or conversion of the outstanding common stock of Franklin Covey, or received in exchange for the Loan Program Shares or any part thereof or as a result of any merger, consolidation, acquisition or other exchange of assets to which Franklin Covey may be a party or otherwise, shall be and become part of the Loan Program Shares pledged under the terms of the Pledge Agreement and subject to redemption under the terms of this Agreement and, if received by Shareholder, shall forthwith be delivered to Franklin Covey (accompanied, if appropriate, by proper instruments of assignment and/or stock powers executed by Shareholder in accordance with Franklin Covey’s instructions) to be held subject to the terms of this Agreement.

7. Termination. This Agreement shall terminate only when Shareholder’s Loan Program Shares have been redeemed or all of Shareholder’s obligations under the Note shall have been satisfied in full.

8. Miscellaneous.

(a) All notices or other communications hereunder shall be given in the manner specified in the Note.

(b) This Agreement, and the terms, covenants and conditions hereof, shall be binding upon and inure to the benefit of the parties hereto, and their respective successors and assigns, except Shareholder shall not be permitted to assign this Agreement nor any interest herein nor in the Loan Program Shares, nor any part thereof, nor otherwise pledge, encumber or grant any option with respect to such Loan Program Shares, nor any part thereof.

(c) The provisions of this Agreement may from time to time be amended, modified or waived, if such amendment, modification or waiver is in writing and consented to by Shareholder and by Franklin Covey, and then any such amendment, modification, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

(d) The section headings in this Agreement are inserted for convenience of reference and shall not be considered a part of this Agreement or used in its interpretation.

(e) Shareholder hereby expressly waives: (i) notice of the acceptance by Franklin Covey of this Agreement, (ii) notice of nonpayment of Shareholder’s obligations under the Note, (iii) presentment, demand, notice of dishonor, protest, and all other notices whatsoever (except as otherwise required herein), and (iv) all diligence in collection or protection of or realization upon Shareholder’s obligations under the Note, or any security for or guaranty of any of the foregoing.

(f) Shareholder agrees that, if at any time all or any part of any payment theretofore applied by Franklin Covey to any of Shareholder’s obligations under the Note is or must be rescinded or returned by Franklin Covey for any reason whatsoever (including, without limitation, the insolvency, bankruptcy or reorganization of Shareholder), such obligations shall, for the purposes of this Agreement, to the extent that such payment is or must be rescinded or returned, be deemed to have continued in existence, notwithstanding such application by Franklin Covey, and the pledge by Shareholder under the Pledge Agreement shall continue to be effective or be reinstated, as the case may be, as to such obligations, all as though such application by Franklin Covey had not been made.

(g) No action of Franklin Covey permitted hereunder shall in any way affect or impair the rights of Franklin Covey and Shareholder’s obligations under the Note and this Agreement. Shareholder hereby acknowledges that there are no conditions to the effectiveness of this Agreement.

(h) All Shareholder’s obligations and rights of Franklin Covey or obligations expressed in this Agreement shall be in addition to and not in limitation of those provided in applicable law or in any other written instrument or agreement.

(j) This Agreement may be executed in any number of counterparts, each of which shall for all purposes be deemed an original, but all such counterparts shall constitute but one and the same agreement. Shareholder hereby acknowledges receipt of a true, correct and complete counterpart of this Agreement.

(k) CHOICE OF LAW. THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS, BUT WITHOUT REGARD TO CONFLICT OF LAWS PROVISIONS, OF THE STATE OF UTAH.

(1) CONSENT TO JURISDICTION. FRANKLIN COVEY AND THE SHAREHOLDER HEREBY IRREVOCABLY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF UNITED STATES FEDERAL OR UTAH STATE COURT SITTING IN SALT LAKE CITY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE PARTIES HEREBY IRREVOCABLY AGREE THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT AND IRREVOCABLY WAIVE ANY OBJECTION THEY MAY NOW OR HEREAFTER HAVE AS TO THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN SUCH A COURT OR THAT SUCH COURT IS AN INCONVENIENT FORUM. NOTHING HEREIN SHALL LIMIT THE RIGHT OF FRANKLIN COVEY TO BRING PROCEEDINGS AGAINST THE SHAREHOLDER IN THE COURTS OF ANY OTHER JURISDICTION. ANY JUDICIAL PROCEEDING BY THE SHAREHOLDER AGAINST FRANKLIN COVEY OR ANY LENDER OR ANY AFFILIATE OF FRANKLIN COVEY OR ANY LENDER INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH ANY LOAN DOCUMENT SHALL BE BROUGHT ONLY IN A COURT IN SALT LAKE CITY, UTAH.

(m) WAIVER OF JURY TRIAL. THE SHAREHOLDER AND, BY ACCEPTANCE HEREOF, FRANKLIN COVEY HEREBY WAIVE TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THE NOTE OR THIS AGREEMENT.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

SHAREHOLDER:

«Full_Name»

FRANKLIN COVEY CO.

By:
Steve Young, Chief Financial Officer

Exhibit D
Excerpt from EITF Working Group Report No. 9
(See Attached)

Exhibit E
Excerpt from EITF Working Group Report No.8
(See Attached)

Exhibit F
Excerpt from the final minutes of the January 23-24, 2002 EITF Meeting
(See Attached)